UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc: Voting Rights and Capital
LONDON, February 28, 2013/PRNewswire-FirstCall/ --
In conformity with the Disclosure and Transparency Rules, we hereby notify the market of the following:
Royal Dutch Shell plc's capital consists of 3,772,388,687 A shares and
2,617,715,189 B shares, each with equal voting rights. Royal Dutch Shell plc holds no ordinary shares in Treasury.
The total number of A shares and B shares in issue is 6,390,103,876 and this figure may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Royal Dutch Shell plc under the FSA's Disclosure and Transparency Rules.
Note: This announcement is made pursuant to Disclosure and Transparency Rule
5.6.1 and as such the above figures include shares purchased by Royal Dutch
Shell plc as part of its share buy-back programme but not yet cancelled.

    Enquiries
    Shell Media Relations
    International, UK, European Press: +44(0)207-934-5550
    Shell Investor Relations
    Europe: +31-70-377-3996
    United States: +1-713-241-2069

Source: Royal Dutch Shell plc

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 4 March 2013	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary